UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	36-1258310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code)  847-724-7500

ITW Savings and Investment Plan
Financial Statements
As of December 31, 2011 and 2010
Plan Number 003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Investment
Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of ITW Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011  is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ Grant Thornton LLP
Chicago, Illinois
June 25, 2012

ITW Savings and Investment Plan

Financial Statements and Schedule
as of December 31, 2011 and 2010

Employer Identification Number 36-1258310
Plan Number 003

ITW SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2011 and 2010

Employer Identification Number 36-1258310, Plan Number 003

	2011	2010
ASSETS:
Receivables
Company contributions	$265,791	$—
Participant contributions	178,406	—
Notes receivable from participants	83,402,892	77,185,037
Other income	23,915	4,631
Total receivables	83,871,004	77,189,668

Investments at fair value
Plan’s interest in Master Pension Trust	2,446,087,278	2,464,789,441

Total assets	2,529,958,282	2,541,979,109

LIABILITIES:
Administrative expenses payable	270,385	261,307

Net assets reflecting all investments at fair value	2,529,687,897	2,541,717,802

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(19,649,580)	(20,094,750)
NET ASSETS AVAILABLE FOR BENEFITS	$2,510,038,317	$2,521,623,052

The accompanying notes to financial statements
are an integral part of these statements.

ITW SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):
Contributions
Company	$59,460,145
Participant	93,297,582
Rollovers	16,177,610
Total contributions	168,935,337

Investment loss
Plan’s interest in Master Pension Trust net investment loss	(14,513,851)

Interest income on notes receivable from participants	2,986,116

Benefits paid to participants	(193,191,336)
Administrative expenses	(2,592,861)

Net decrease before net transfers from other plans	(38,376,595)

Net transfers from other plans (Note 10)	26,791,860
Net decrease	(11,584,735)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,521,623,052
End of year	$2,510,038,317

The accompanying notes to financial statements
are an integral part of this statement.

ITW SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Employer Identification Number 36-1258310, Plan Number 003

1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment Plan (the “Plan”).  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”), are eligible to participate in the Plan as soon as administratively feasible upon hire.  Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the “Master Trust”) at The Northern Trust Company (the “Trustee”).  The Trustee also serves as an investment advisor of The Northern Trust Company funds.  ING (the “Recordkeeper”) serves as a recordkeeper of the Plan.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts.  In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts.  The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation.  Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis.  This additional amount, known as a “catch–up” contribution, is subject to an annual maximum amount.

Participants may enroll in the Plan and begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible after being hired.  After sixty days of eligibility, employees will be automatically enrolled in the Plan unless participation is declined.   Automatically-enrolled participants will be enrolled at a 3% pre-tax contribution rate, which will escalate each year by 1% until a rate of 6% is reached, unless a participant elects otherwise.

The Company provides for a matching contribution based on each participant’s contribution rate and eligible Plan compensation.  The Plan provides for a Company matching contribution immediately upon the start of participant contributions.

The Plan also provides for an enhanced Company match and additional contribution (“Company Basic Contribution”) to certain eligible participants.   Certain eligible participants include all employees hired on or after January 1, 2007 and all employees of certain business units participating on or after this date (“Group II”) as designated by the ITW Employee Benefits Steering Committee (“EBSC”).  Certain other business units participating on or after the above date as designated by the EBSC and all Plan participants as of December 31, 2006 (“Group I”) are not eligible for the enhanced Company match and additional contribution.

The Company matching contribution for each group is as follows:

Group I - Dollar-for-dollar match on the first 1% and 50¢ per $1 on the next 5% of eligible compensation contributed.

Group II - Dollar-for-dollar match on the first 3% and 50¢ per $1 on the next 3% of eligible compensation contributed.

The Group II Company Basic Contribution formula is based on age and years of service.  Eligible Group II participants must have completed one year of service and be age 21 or older to receive this contribution.

Contributions are subject to certain limitations.

Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contributions, Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds

The Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials.  Participants may only select one path but may change paths at any time, subject to certain restrictions on transfers between funds.  Within the 1st path, participants choose a fund based on the date closest to their retirement or need for savings.  Participants may choose from a combination of any six core funds in the 2nd path.

Vesting

Participants’ interest in their employee and Company matching contribution accounts are fully vested at all times.   Eligible Group II participants’ interests in their Company Basic Contribution accounts are fully vested after three years of service.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their account.  Loans bear a reasonable rate of interest based on prevailing market rates, are secured by a portion of the participant’s account and are repayable over a period not to exceed five years.  Amounts borrowed do not share in the earnings of the investment funds; the participant’s account is credited with the interest payments made pursuant to the loan agreements.  Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, a participant may receive a lump-sum payment of their account balance.  Additional optional payment forms are available at the election of the participant, in accordance with the Plan document.

Forfeitures

Forfeitures, primarily representing the unvested portion of Company Basic Contributions and former companies’ contributions, amounting to $889,000 and $439,000 as of December 31, 2011 and 2010, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan.  The former companies’ contributions represent amounts from former plans that merged into the Plan.  In 2011, Company contributions were reduced by $918,000 from forfeited and nonvested accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Recently Issued Accounting Standards

In January 2010, the FASB issued an amendment Fair Value Measurement and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (ASU 2010-06), which requires new disclosures and reason for transfers of financial assets and liabilities between levels 1 and 2.  This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements.  It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuance and settlements instead of netting these changes.  With respect to matters other than the reconciliation of Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and has been adopted.  The guidance related to the reconciliation of Level 3 measurements is effective for periods beginning on or after December 15, 2010, and has been adopted.

In May 2011, the FASB issued ASU  No. 2011-04  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, which provides guidance clarifying how to measure and disclose fair value. This guidance amends the application of the “highest and best use” concept to be used only in the measurement of fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant who holds the instrument as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value.  The fair value disclosure requirements also were amended.  The guidance is effective for periods beginning after December 15, 2011, and the Plan is in the process of evaluating the impact the amended guidance will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the Plan’s interest of fair value of the investment contracts held in the Master Trust as well as the Plan’s interest of the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for a complete description of the valuation methodologies used for assets measured at fair value.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ accounts and amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan may be paid from Plan assets to the extent permissible by the Plan document.  Expenses are identified as either specific or common fees.  Specific fees, if any, are charged entirely to the Plan.  Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase.  The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan’s interest of Master Trust net investment income or loss.

3. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s investments in the Master Trust include fully benefit-responsive investment contracts in the Stable Asset Fund.  The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Through the Stable Asset Fund, the Plan also holds synthetic investment contracts.   A synthetic investment contract includes a wrapper fee, which is basically a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Although the investment contracts are reported at fair value as described in Note 2 and Note 5, contract value is applied to participant account balances since that is the amount participants would receive if they initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as Plan termination, may limit the ability of the Plan to transact at contract value with the issuer.  The Company does not believe that the occurrence of any such event is probable.

Investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments at the time of computation.

The average yields based on annualized earnings were approximately 3.5% for 2011 and 3.9% for 2010, respectively.  The average yields based on interest rate credited to participants were approximately 3.2% for 2011 and 3.6% for 2010, respectively.

4. MASTER TRUST

Through the Master Trust agreement, three investment accounts were established to accommodate the investment assets of the Plan and other Company sponsored retirement plans.  Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans’ Investment Account (the “DC Investment Account”). The Plan’s interest in the DC Investment Account has an interest in the ITW Collective Defined Benefit and Defined Contribution Plans’ Investment Account (the “Collective Investment Account”).  The Plan does not have an interest in the Defined Benefit Plans’ Investment Account (the “DB Investment Account”).  Plan investments and investment income reported in the Plan’s financial statements represent the Plan’s interest of the corresponding total of the Master Trust net assets and investment income.

The net assets in the DC Investment Account as of December 31, 2011 and 2010 are as follows:

	2011	2010
Assets
Interest and dividends receivable	$4,254,677	$2,926,444
Due from brokers	-	1,840,594
Total receivables	4,254,677	4,767,038
Investments at fair value
Interest-bearing cash	-	29
Interest in collective trust funds	1,116,359,251	1,044,322,650
Interest in Collective Investment Account	185,014,938	273,606,947
Interest in mutual funds	405,678,545	394,774,934
Investment contracts with insurance companies	447,653,760	418,835,347
Company common stock	303,433,999	345,488,815
Total investments	2,458,140,493	2,477,028,722

Total assets	2,462,395,170	2,481,795,760

Liabilities
Operating payables	1,538,485	1,723,104

Net DC Investment Account Assets	$2,460,856,685	$2,480,072,656

For the period ended December 31, 2011, the earnings on investments in the DC Investment Account are as follows:

Interest from investment contracts with insurance companies	$16,070,345
Common stock dividends	9,104,852
Net loss on sale of common stock	(5,072,385)
Unrealized depreciation of common stock	(34,929,396)
Net investment gain from collective trust funds	23,729,690
Net investment gain from Collective Investment Account	6,200,713
Net investment loss from mutual funds	(28,992,409)
Investment management fee	(933,266)
Net investment loss	$(14,821,856)

The Plan’s interest in the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets.  The Plan’s interest in the DC Investment Account net investment loss represents an allocation of the common loss.  The Plan’s interest in the DC Investment Account assets and net investment loss was 99.4% at December 31, 2011 and 2010.

The Plan’s interest in the DC Investment Account includes an interest in the Collective Investment Account.  The net assets in the Collective Investment Account as of December 31, 2011 and 2010 are as follows:

	2011	2010
Assets
Receivables
Interest and dividends	$626,248	$421,349
Due from brokers	7,450	6,166,960
Total receivables	633,698	6,588,309

Investments at fair value
Interest in collective trust funds	14,083,814	32,371,636
Common stocks	335,402,699	452,865,310
Real estate	731,444	935,880
Total investments	350,217,957	486,172,826

Total assets	350,851,655	492,761,135

Liabilities
Operating payables	715,192	806,586
Due to brokers and other liabilities	251,098	728,524
Total liabilities	966,290	1,535,110

Net Collective Investment Account assets	$349,885,365	$491,226,025

For the period ended December 31, 2011, the earnings on investments in the Collective Investment Account are as follows:

Common stock dividends	$5,654,588
Net gain on sale of common stock	8,004,413
Unrealized depreciation of common stock	(967,049)
Net investment gain from collective trust funds	28,346
Other income	17,064
Investment management fee	(2,340,540)
Net investment income	$10,396,822

The Plan’s interest in the Collective Investment Account assets and net investment income represents an allocation of the common assets and income.  The Plan’s interest in the Collective Investment Account net assets and the net investment income was 52.7% at December 31, 2011 and 55.3% at December 31, 2010.

5.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The valuation inputs for the three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2
Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Interest-bearing cash is recorded at cost.

Collective trust funds are valued using the net asset value provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

Mutual funds are valued at the quoted net asset value of shares held by the Master Trust investment accounts at year end.

Investment contracts with insurance companies are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations (Note 3).  The synthetic investment contracts held in the DC Investment Account are valued at representative quoted market prices of the underlying investments.  This means that the current market value of such contracts is discounted by wrapper fees underlying the contract.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the DC Investment Account’s and Collective Investment Account’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
DC Investment Account
Mutual funds:
Diversified bond funds	$111,541,301	$—	$—	$111,541,301
Mid & small company U.S. stock funds	119,662,366	—	—	119,662,366
Diversified foreign stock funds	174,474,878	—	—	174,474,878
Collective trust funds:
Diversified bond funds	—	491,246,500	—	491,246,500
Large company U.S. stock fund	—	364,345,436	—	364,345,436
Mid & small company U.S. stock funds	—	89,227,514	—	89,227,514
Diversified foreign stock funds	—	171,539,801	—	171,539,801
Company common stock	303,433,999	—	—	303,433,999
Interest in Collective Investment Account:
Collective short-term investment fund	—	7,440,269	—	7,440,269
Common stock	177,574,669	—	—	177,574,669
Investment contracts with insurance companies:
Guaranteed investment contracts	—	—	273,180,255	273,180,255
Synthetic investment contracts	—	174,473,505	—	174,473,505
Total investments at fair value	$886,687,213	$1,298,273,025	$273,180,255	$2,458,140,493

Collective Investment Account
Collective short-term investment fund	$—	$14,083,814	$—	$14,083,814
Common stocks:
Large company stocks	183,964,955	—	—	183,964,955
Mid & small company stocks	151,437,744	—	—	151,437,744
Real Estate	731,444	—	—	731,444
Total investments at fair value	$336,134,143	$14,083,814	$—	$350,217,957

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
DC Investment Account
Interest-bearing cash	$29	$—	$—	$29
Mutual funds:
Diversified bond funds	112,729,935	—		112,729,935
Mid & small company U.S. stock funds	131,776,997	—	—	131,776,997
Diversified foreign stock funds	150,268,002	—	—	150,268,002
Collective trust funds:
Diversified bond funds	—	373,415,763	—	373,415,763
Large company U.S. stock fund	—	327,743,437	—	327,743,437
Mid & small company U.S. stock funds	—	119,244,627	—	119,244,627
Diversified foreign stock funds	—	223,918,823	—	223,918,823
Company common stock	345,488,815	—	—	345,488,815
Interest in Collective Investment Account:
Collective short-term investment fund	—	18,218,016	—	18,218,016
Common stock	255,388,931	—	—	255,388,931
Investment contracts with insurance companies:
Guaranteed investment contracts	—	—	215,181,719	215,181,719
Synthetic investment contracts	—	203,653,628	—	203,653,628
Total investments at fair value	$995,652,709	$1,266,194,294	$215,181,719	$2,477,028,722

Collective Investment Account
Collective short-term investment fund	$—	$32,371,636	$—	$32,371,636
Common stocks:
Large company stocks	299,467,759	—	—	299,467,759
Mid & small company stocks	153,397,551	—	—	153,397,551
Real estate	935,880	—	—	935,880
Total investments at fair value	$453,801,190	$32,371,636	$—	$486,172,826

Certain amounts reported as of December 31, 2010 have been reclassified to conform to the presentation as of December 31, 2011.

Level 3 Assets

The table below sets forth a summary of changes in the fair value of the DC Investment Account’s Level 3 assets for the year ended December 31, 2011:

Guaranteed Investment Contracts
Balance, beginning of year	$215,181,719
Interest credited	8,371,118
Unrealized gains/(losses) relating to instruments still held at the reporting date	3,418,288
Purchases	110,000,000
Settlements	(63,790,870)
Balance, end of year	$273,180,255

6.ADMINISTRATION

The Master Trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company.  Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers.  The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund.

7.	RELATED PARTY TRANSACTIONS

Through the Master Trust, certain Plan investments are shares of collective trust funds managed by the Trustee.  In addition, the Recordkeeper was paid administrative fees in the Plan year.  As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a related party-in-interest.  The Company is also a party-in-interest according to Section 3(14) of ERISA.  The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in the Company contributions’ portion of their accounts.

9.	TAX STATUS

The Plan obtained its latest determination letter on July 11, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for the years prior to 2008.

10.      TRANSFERS FROM OTHER PLANS

Assets transferred from the following plans in 2011:

Plan Name	Transfer Date	Assets Transferred from Other Plans

Employee Benefit Plan of Accessories Marketing, Inc. (AMI)	1/28/11	$2,551,078
Maxal International, Inc. 401(k) Plan	2/2/11	986,987
Vertique Inc. 401(k) Profit Sharing Plan	2/1/11	962,075
Hartness International, Inc. Profit Sharing Plan and Trust	2/1/11	17,655,135
Celeste Indusries 401(k) Plan and Trust	8/1/11	4,634,512
ITW Bargaining Savings and Investment Plan (“BSIP”)	—	2,073
Total transfers from other plans		$26,791,860

The above asset transfers, except for BSIP, were the result of plan mergers.  Substantially, all of the assets from the above plan mergers were transferred to the Plan on or near the effective date.  Assets from BSIP represent transfers of individual participant account balances due to changes in job classification.

11.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	As of December 31
	2011	2010
Net assets available for benefits per the financial statements	$2,510,038,317	$2,521,623,052
Adjustment to fair value for fully benefit-responsive investment contracts	19,649,580	20,094,750
Amounts allocated to withdrawing participants	(342,886)	(735,696)
Net assets available for benefits per the Form 5500	$2,529,345,011	$2,540,982,106

The following reconciles net investment loss per the financial statements to the Form 5500 for the year ended December 31, 2011:

Net investment loss per the financial statements	$(14,513,851)
Adjustment to fair value for fully benefit-responsive investment contracts at:
December 31, 2011	19,649,580
December 31, 2010	(20,094,750)
Net investment loss per the Form 5500	$(14,959,021)

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2011:

Benefits paid to participants per the financial statements	$193,191,336
Amounts allocated to withdrawing participants at:
December 31, 2011	342,886
December 31, 2010	(735,696)
Benefits paid to participants per the Form 5500	$192,798,526

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011, but not yet paid as of that date.

12.  SUBSEQUENT EVENTS

Effective in 2012, participant assets and account balances pertaining to Despatch Industries Limited Partnerships 401k Plan, North Star Imaging, Inc. 401(k) Profit Sharing Plan and Spartan Computer Services, Inc. 401k Plan will be merged into the Plan.  The assets that were transferred to the Plan total approximately $16,000,000.

The Company has evaluated subsequent events from December 31, 2011 through the date these financial statements were available to be issued.  Except as described above, there were no subsequent events that require recognition or additional disclosure in these financial statements.

Schedule

ITW SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2011

Employer Identification Number 36-1258310, Plan Number 003

Identity of Issuer/Description of Investments	Current Value
*Participant loans**	$83,402,892

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at December 31, 2011, lowest 3.25% to highest 13.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 25, 2012.

ITW SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 25, 2012	By: /s/ Robert M. Simitz
Robert M. Simitz
Vice President, Compensation & Benefits